October 15, 2010
VIA EDGAR
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Chesapeake Utilities Corporation Definitive Proxy Statement on Schedule 14A Filed March 31, 2010 File No. 001-11590
Dear Mr. Owings:
Chesapeake Utilities Corporation, a Delaware corporation (the “Company”, “we”, “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2010 (the “Comment Letter”), with respect to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 31, 2010 (the “Proxy Statement”).
Below are the Company’s responses. For your convenience, we have repeated each of the Staff’s comments before the corresponding response.
Related Party Transactions, page 15
     1. We note your disclosure under this heading that your code of ethics provides (1) specific examples of conflicts of interest that would be considered related party transactions and (2) specific notification procedures and guidelines regarding the review of such transactions. Please revise to describe your policies and procedures for the review, approval, or ratification of any related party transactions transaction. Refer to Item 404(b) of Regulation S-K.
Response:
Subject to any changes in our policies and practices, in future filings, beginning with the 2011 Proxy Statement, we will expand the disclosure under the heading “Related Party Transactions” to read substantially as follows:
“A related party transaction is any transaction, or currently proposed transaction, in which the Company or any of its subsidiaries was or is a participant when the amount of the transaction is greater than $120,000 and when a related person has a material interest. A related party transaction would include, but is not limited to, any financial transaction, arrangement or relationship, any indebtedness or guarantee of indebtedness and any series of similar transactions, arrangements or relationships. A related person is anyone who is: i) a director or executive officer of the Company, ii)

any nominee for director (when information related to transactions with related parties is presented in the proxy statement relating to the election of that nominee), iii) a shareholder who beneficially owns more than five percent of the Company’s stock, iv) any immediate family member of individuals identified in (i) through (iii).
In determining whether to approve or ratify a material transaction, including those required to be reported under Item 404 of Regulation S-K, the disinterested members of the Audit Committee, as part of an annual review or as required, will consider the relationship of the individual to the Company, the materiality of the transaction to the Company and the individual, and the business purpose and reasonableness of the transaction. The Audit Committee may approve or disapprove the transaction and direct the officers of the Company to take appropriate action. The Audit Committee may also refer the matter to the full Board of Directors with a recommendation. If it is determined that a related party transaction is directly or indirectly material to the Company or a related person, the transaction will be disclosed in the Company’s proxy statement as required under the Securities and Exchange Commission’s rules.
The Company has established procedures in order to identify material transactions and determine, based on the relevant facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. This includes discussions with the Company’s Board of Directors, as well as dissemination of a questionnaire that directors and executive officers are required to complete annually. Director nominees, including those nominated by stockholders, are also required to complete a questionnaire in a form similar to that completed annually by directors and executive officers.
The Company’s Business Code of Ethics and Conduct (“Code of Ethics”) (which is available at www.chpk.com) requires that individuals provide prompt and full disclosure of all potential conflicts of interest (including related party transactions) to the appropriate person. These conflicts of interest may be specific to the individual or may extend to his or her family members. Any officer who has a conflict of interest with respect to any matter is required to disclose the matter to the Chief Executive Officer, or if the Chief Executive Officer has a conflict of interest, the Chief Executive Officer would disclose the matter to the Audit Committee. All other employees are required to disclose any conflict of interest to the Director of Internal Audit. Directors are required to disclose any conflict of interest to the Chairman of the Board of Directors and to refrain from voting on any matter(s) in which they have a conflict. In addition, directors, named executive officers and designated employees disclose to the Company, in an annual ethics questionnaire, any current or proposed conflict of interest (including related party transactions).
All employees and officers are encouraged to avoid relationships that have the potential for creating an actual conflict of interest or a perception of a conflict of interest. The Company’s Code of Ethics provides specific examples that could represent a conflict of interest, including, but not limited to, the receipt of any payment, services, loan, guarantee or any other personal benefits from a third party in anticipation of or as a result of any transaction or business relationship between the Company and the third party. No employee or officer is permitted to participate in any matter in which he or she has a conflict of interest unless authorized by an appropriate Company official and under circumstances that are designed to protect the interests of the Company and to avoid any appearance of impropriety.
There were [no] related party transactions with the Company during [2010].”

Compensation Discussion and Analysis, page 20
     2. It appears that performance targets related to cash and equity incentive compensation may have been material to the company’s executive compensation policies for fiscal 2009, but you have not provided a quantitative discussion of the terms necessary for the targets to be achieved by your named executive officers to earn cash or equity incentive compensation. In this regard, and by way of example only, we note the following disclosure in your compensation discussion and analysis:
•	“The Board of Directors has adopted the Cash Bonus Incentive Plan under which cash incentives are payable to ... named executive officers ... if they achieve certain financial and non-financial goals relative to pre-established performance goals.”

•	“The Compensation Committee establishes target bonus awards for each participant with the actual amount earned ranging from 0 to 150 percent of the target award depending on actual performance as compared to the performance goals.”

•	“... the Compensation Committee established for each applicable named executive officer, an aggressive earnings per share target, or an aggressive target income range or return for a designated segment, as appropriate ..”

•	“... the Compensation Committee approved a pre-determined earnings per share target for Messrs Schimkaitis and McMasters and Mrs. Cooper for 2009.”

•	“For Mr. Thompson, the earnings target was based upon achieving a pre-tax return on average investment on our natural gas segment.”

•	“Cash incentives are earned by the executive officer upon the successful attainment of his or her pre-established goals and the extent to which the relevant income or return target meets or exceeds the respective pre-established targets ...”
     In addition, we note your disclosure on page 25 under the heading Performance Incentive Plan. These are merely examples. With respect to your cash and equity incentive performance targets that are tied to particular metrics, such as earnings per share, operating income for particular segments, total shareholder return, total capital expenditures as a percentage of total capitalization, and return on equity, please disclose the performance-related factors that were material to the company’s executive compensation policies and decision-making processes. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:
The Company’s cash incentive program is based on the achievement of individual targets, as well as Company targets related to key performance metrics, such as earnings per share, pre-tax return on average investment of the Company’s regulated natural gas operations, or earnings before interest and taxes of the Company’s unregulated energy operations. Similarly, the multi-year equity incentive awards are based upon rewarding executive officers for improving shareholder value by achieving growth in earnings while investing in the future growth of both our regulated and unregulated business units. The multi-year equity incentive awards consist of the following three performance metrics: i) total shareholder return compared to the total shareholder returns of companies included in the Edward Jones Distribution Group (“EJDG”), a composite group of selected gas distribution utilities whose performance is benchmarked by Edward Jones, ii) total capital expenditures as a percent of total capitalization as compared to companies in the EJDG, and iii) average return on equity compared to pre-determined return on equity targets.
We have not disclosed the performance targets established under the cash incentive program (the “Cash Performance Targets”) or the performance targets established under the multi-year equity incentive award (the “Equity Performance Targets” and together with the Cash Performance Targets, the “Targets”) because the Targets involve confidential commercial information, the disclosure of which would result in significant competitive harm to the Company. Therefore, under Instruction 4 to Item 402(b) of Regulation S-K, disclosure of the Targets is not required for the reasons set forth below. In addition, as discussed below, such information is not material and necessary to an understanding of the Company’s compensation policies and decisions regarding its executive officers within the meaning of Item 402(b) of Regulation S-K.
(a) Competitive Harm
Instruction 4 to Item 402(b) of Regulation S-K provides that registrants are not required to disclose target levels for specific quantitative performance-related factors, the disclosure of which would result in competitive harm to the registrant. The standard for determining whether disclosure would cause competitive harm for the registrant is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of which incorporates the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.
Exemption 4 of FOIA protects from disclosure of “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” 17 C.F.R. § 200.80(b)(4) (2010) and 5 U.S.C. § 552(b)(4) (2010). The courts have interpreted Exemption 4 as affording protection from disclosure to information that (1) constitutes trade secrets or commercial or financial information, (2) was obtained from a person outside the government and (3) is privileged or confidential. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C. Cir. 1979); National Parks & Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974), subsequent appeal sub nom. National Parks & Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). The Targets constitute such information.
The courts have interpreted the term “commercial or financial” broadly. “Commercial” has been broadly defined as “pertaining or relating to or dealing with commerce.” American Airlines, Inc. v. National Meditation Bd., 588 F.2d 863, 870 (2d Cir. 1978). The Targets constitute “commercial” or “financial” information and thus satisfies the first prong of Exemption 4.
Information is deemed “confidential” if the information is of the type that would not customarily be released to the public by the person from whom it was obtained. Sterling Drug, Inc. v.

Federal Trade Commission, 450 F.2d 698, 709 (D.C. Cir. 1971). We do not release information such as the Targets to the public because it is commercially sensitive information which could be a substantial benefit to competitors and a detriment to us and our stockholders. We do not believe it is possible to determine the Targets from publicly available information and we restrict access to the Targets to those persons who either have been instructed to keep such information confidential or are under a duty to keep such information confidential. It is highly unlikely, therefore, that the Targets will become public knowledge unless the Commission requires the disclosure of the Targets.
Commercial or financial information will also be deemed “confidential” if disclosure thereof would be likely to “cause substantial harm to the competitive position of the person from whom the information was obtained.” See Morton, 498 F.2d at 770. Disclosure of the Targets would cause significant competitive harm to the Company in the following ways:
•	The Company recognizes that disclosure would be of historical Targets, however such disclosure would still cause significant competitive harm to the Company. Our competitors could use our historical Targets to gain insight into our confidential goal setting and forecasting processes as well as constructing their own forecasting models with respect to the Company and extrapolating our performance to future periods.

•	The Company could be harmed by the information that may be gleaned from the disclosures of the Targets over time. For example, a change in a performance metric, such as earnings per share, from one year to another may lead to speculation about the Company’s short-term or long-term profitability.

•	Disclosure of the Targets could be used by our competitors to gain insight into our strategic planning process and areas of key strategic focus. For example, some of our Targets focus on our regulated natural gas operations while others focus on our unregulated energy operations. Some of the Targets are focused on growth and expansion of existing service territories, long-term strategic initiatives, and growth and expansion of a business unit or a division of a business unit. By disclosing these targets, our competitors gain insight into the Company’s areas of expected growth, new market opportunities or other strategic opportunities. This could drive business decisions by our competitors and potential competitors regarding whether and how to compete against the Company which could ultimately harm the Company and our stockholders.

•	We do not typically disclose forecasts or projected financial information, including any type of external earnings guidance, as we believe doing so could put the Company at a disadvantage competitively and otherwise. Disclosure of the Targets would likely result in improper use by investors, analysts and the media as a surrogate for earnings guidance, subsequently resulting in unjustified volatility in our stock price. Targets and earnings guidance are not interchangeable and differ significantly in the focus, audiences, and roles they serve. Once our Cash Performance Targets are set for a particular year, or with respect to the Equity Performance Targets, for a multi-year period, we do not update the Targets, as is typically done by companies that do provide earnings guidance. This could result in flawed financial analysis based on stale information. Targets are also based on highly confidential plans that are intended for internal use only, unlike earnings guidance, which is developed specifically for public disclosure.

•	Inappropriate application of the Targets could increase our costs to access the capital and credit markets as needed to continue execution of our strategic plan. In the utility industry, access to competitively priced capital and credit is critical in financing the cost of energy supply and costs of construction and maintenance of transmission and distribution systems. We must carry such financing costs until we are able to recover such costs from our customers. Increased costs of, and more significantly limits or denials of, capital or credit would materially impact our ability to conduct our business at the current levels, placing us at a competitive disadvantage.
•	Disclosure of the Targets could be used by our competitors in executive recruiting and could harm our ability to retain our current named executive officers. If we disclosed the Targets, our competitors would know precisely how the financial performance of the Company and our regulated and unregulated business units affects the Company’s named executive officers’ overall compensation. Our competitors could use the information to compete with us when recruiting and hiring executives or seeking to attract our named executive officers.

•	Disclosure of the Targets, and related assumptions made by investors, could cause increased volatility in our stock price which could negatively impact us relative to current and future employees who are partially compensated in shares of our common stock, as it affects our performance on the total shareholder return metric. This could lead to a loss of the value of the grant of shares of common stock as a retention and compensation tool for the Company’s key executives and other key employees. The loss in the value of our common stock could create substantial competitive harm if other companies in our industry or in our market area with whom we compete for key personnel, choose to take advantage of the negative compensation impact by developing more favorable compensation packages to attract key employees to their firms.

•	Our operating results are highly reliant on our rate base and regulated returns, which are determined primarily through rates approved in administrative proceedings before the Federal Energy Regulatory Commission (“FERC”) and the public service commissions in the states in which we do business. Disclosure of the Targets could be used by parties who participate in rate proceedings before the FERC and the state commissions, particularly those parties adverse to the Company’s position, to the Company’s detriment in such rate proceeding.
Instruction 4 to Item 402(b) of Regulation S-K provides that if a registrant determines that the disclosure of performance targets would cause competitive harm and therefore excludes that information, the registrant must disclose “how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.” The CD&A already contains meaningful disclosure regarding the level of difficulty of achieving the Company’s fiscal 2009 Targets. As described on page 23 of the CD&A, the Compensation Committee set the difficulty of achieving the Cash Performance Targets at an aggressive level. The Compensation Committee believes that the Cash Performance Targets encourage high levels of both corporate and individual performance and thus, are challenging, yet attainable. The Compensation Committee establishes target bonus awards for each participant with the actual amount earned ranging from zero to 150 percent of the target award depending on actual performance as compared to the performance goals.
The Compensation Committee also sets the difficulty of achieving the Equity Performance Targets at an aggressive level to ensure the Company is producing total shareholder returns and total capital expenditures that are comparable to those of companies in the EJDG, as well as meeting a pre-determined return on equity target. As discussed on page 25 of the CD&A, two of the Equity Performance Targets are compared to the performance of companies in the

EJDG over a thirty-six month performance period. Due to the uncertainty of the level of performance of these companies, as well as unpredictable internal and external factors that may contribute to the performance of those companies, it is not possible for the Company to evaluate the likelihood of achieving such targets. Also, as a result of the interrelationship between the Company’s performance and the performance of the peer companies in the EJDG, the difficulty in achieving all three of the Equity Performance Targets is increased. It is important to note that in 2008, the Company began transitioning to a new multi-year, long-term performance plan with two new Equity Performance Targets. The newness of these two Equity Performance Targets provides some level of uncertainty as to how likely it will be to achieve such Targets.
(b) Materiality to Investors
Item 402(b) of Regulation S-K and Instruction 1 thereto state that the purpose of the CD&A is to provide to investors material information necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers. Generally, an omitted fact is considered to be “material” for purposes of the federal securities laws if “there is a substantial likelihood that a reasonable shareholder would consider it important” or if there is “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total’ mix of information made available.” TSC Indus. Inc. v. Northway, Inc., 426 U.S. 438, 439, 449 (1976); Securities and Exchange Commission Staff Accounting Bulletin No. 99. There are numerous performance targets for the cash incentive and equity incentive programs, all of which must be viewed in the context of the Company’s executive compensation policies and decisions, the types and amounts of compensation received by the executive officers in question, and the discretionary aspects of the cash incentive and equity incentive programs.
Further disclosure regarding the determination of cash and equity incentive awards under the cash incentive and equity incentive programs is not required because it is not material information that is necessary to an understanding of the Company’s compensation policies and decisions regarding named executive officers. Specifically, information regarding each performance target would not provide investors with a materially greater understanding of our cash incentive and equity incentive programs. The interplay among the various objective and subjective factors considered by the Compensation Committee mean that no single qualitative or quantitative performance objective, or specific set of qualitative or quantitative performance objectives, was material to the Compensation Committee’s 2009 cash incentive or equity incentive decisions. Further, these Targets evolve and change depending on the Company’s business objectives at the time Targets are set by the Compensation Committee. Consequently, disclosure of the specific qualitative or quantitative performance objectives established for each named executive officer or the target levels for the quantitative performance objectives would not provide meaningful information to investors as to how incentive amounts were determined. Our CD&A provides discussion about why the Compensation Committee designed the plan using that structure and why the performance metrics were chosen. This information provides investors with the information necessary to understand our compensation policies.
(1) Cash Incentive
We do not view cash bonuses as a significant part of our overall executive compensation program. As noted on page 20 of the CD&A, the cash incentive represents the smallest component of each named executive officer’s total compensation opportunity.
The Cash Performance Targets are comprised of two components: (1) individual performance targets and (2) an earnings per share target, target income range or return for a designated segment target. As described in the table on page 23 of the CD&A, the weight of the individual performance targets and the earnings per share target, target income range or return for a designated segment target varies for each named executive officer, and is further adjusted by applying a payout factor. The narrative disclosure in our CD&A discusses whether a named executive officer achieved his or her Cash Performance Targets and the corresponding award amount he or she was paid.
The disclosure of the components of the cash incentive program, along with the weight of the respective components, constitutes the most significant information regarding the material elements of the cash incentive program, and together with the other information in the CD&A, provides investors with an understanding of our compensation policies and decisions regarding our named executive officers. In addition, due to the fact that targets are set for different business units, information regarding the specific performance targets at each of these business units would not materially aid an investor’s understanding of our compensation policies and decisions regarding our named executive officers.
Further evidence of the immateriality of any individual metric of the cash incentive program is the discretionary aspect of the program. As noted on page 20 of the CD&A, the Compensation Committee has the discretion and the ability to reduce awards based on the named executive officer’s individual performance.
(2) Equity Incentive
The equity incentive program focuses on the achievement of long-term goals, development and success of the Company. The Equity Performance Targets are comprised of three metrics: (1) maximizing shareholder value (30%); (2) growth in long-term earnings (35%); and (3) earnings performance (35%). The narrative disclosure in our CD&A, along with our Summary Compensation Table on page 28, discusses whether the named executive officers achieved their Equity Performance Targets and the corresponding award that was paid.
This disclosure of the components of the equity incentive, along with the weight of the respective components, constitutes the most significant information regarding the material elements of the equity incentive program, and together with the other information in the CD&A, provides investors with an understanding of our compensation policies and decisions regarding its named executive officers. Further, the equity incentive is based on a multi-year performance period. As such, disclosure of a specific Equity Performance Target for a particular year would not materially aid an investor’s understanding and, therefore, is not “necessary to an understanding of our compensation policies and decisions regarding our named executive officers.” The disclosure of a specific target level for each metric is not representative of what actually is required to earn an award under the equity incentive program. More specifically, the total shareholder return and long-term earnings growth components are each evaluated relative to the performance of peer companies in the EJDG over a thirty-six month performance period. The Company’s performance is then ranked against these peer companies. As a result, there is significant risk associated with these Targets and the Company’s ability to achieve such Targets. Disclosure of the Company’s ranking in a specific year would provide shareholders with a false indication of what may actually be achieved in the future for these Targets. For example, in January 2008, the Compensation Committee made an equity grant for the 2008-2009 performance period to transition to the Company to a long-term, multi-year performance plan. As of December 31, 2008, the Company’s total shareholder return put the Company at the 64th percentile of the EJDG which would have resulted in a payout of 125% of the target award. However, as disclosed on page 25 of our Proxy Statement, as of December 31, 2009, the Company’s total shareholder return put the Company at the 34th percentile of the EJDG, thus resulting in no payout.
As requested, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact our counsel, Jeffrey Decker, at (407) 649-4017.
Very truly yours,
Beth W. Cooper
Senior Vice President and Chief Financial Officer